MAIL STOP 4-6

      December 21, 2004

Jay Elliot
Powerhouse Technologies Group, Inc.
2694 Bishop Drive, Suite 270
San Ramon, California 94583

Re:	Powerhouse Technologies Group, Inc.
	Registration Statement on Form SB-2/A
	File No. 333-118242
	Supplemental material received on December 20, 2004

Dear Mr. Elliot,

      This is to advise you that we limited our review of the above captioned registration statement to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or why revisions are unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-QSB/A for the Period Ended June 30, 2004

Item 3:  Controls and Procedures, page 15
1. You disclose that the company completed three separate transactions that contributed to the conclusion that your disclosure controls and procedures were not effective. Please clarify whether the financial statements for the period ended June 30, 2004, as filed in your Form 10-QSB, properly account for the three transactions. In this regard, clearly explain whether the inadequate and improper accounting for each transaction was realized before the end of each period. Further, explain when the inadequate and improper accounting was discovered for each transaction and the events that resulted in discovering the inadequate and improper accounting.
2. We refer you to your conclusion that Powerhouse`s controls and procedures were not effective as a result of three separate transactions. Please clarify the basis in which your Chief Executive
Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective for the period ended June
30, 2004. Was the conclusion based on the fact that the accounting for the transactions was initially improperly recorded? Did the conclusion result from the fact that the transactions impacted the timeliness of the reporting? Please revise.
3. We note that you conducted a rescission offer from May 5, 2004 to
June 4, 2004 and that 71 persons accepted the rescission offer. Supplementally advise of exemption relied upon to conduct this offering. Also, explain the basis of your belief that the claimed exemption was available to Powerhouse.
Closing Comments

      Any requests for acceleration should be submitted after resolution of substantially all outstanding comments and should be provided approximately 48 hours before the desired time of effectiveness.

 	File a pre-effective amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses.

 	Please contact Jeffrey B. Werbitt at (202) 942-1957 with any questions. If you need additional assistance, please contact the undersigned at (202) 942-1818 or Barbara C. Jacobs, Assistant
Director, at (202) 942-1800.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal

cc:	Via facsimile: (212) 504-6666
	Gerald A. Eppner, Esquire
	Cadwalader, Wickersham & Taft LLP
	100 Maiden Lane
	New York, New York

Powerhouse Technologies Group, Inc.
Form SB-2/A
December 21, 2004
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